UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

PRIVATE MEDIA GROUP INC.
(Name of Issuer)
Common Stock, par value $.001 per share
(Title of Class of Securities)
74266R104
(CUSIP Number)
December 31, 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 6 Pages

Page	2	of	6	Pages

1	NAME OF REPORTING PERSON RS PLATOU MARKETS AS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	a. ☐
	b. ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	NORWAY

	5	SOLE VOTING POWER

NUMBER OF		8,789,015

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,789,015

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	8,789,015

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	14.15%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	FI

Page	3	of	6	Pages

Item 1(a)	Name of Issuer:

Private Media Group Inc. (the “Issuer”)

Item 1(b)	Address of the Issuer’s Principal Executive Offices:

537 Stevenson Street, San Francisco, California 94103

Item 2(a)	Name of Person Filing:

RS Platou Markets AS (the “Reporting Person”)

Item 2(b)	Address of Principal Business Office or, if None, Residence:

Post Office Box 1474 Vika, Oslo, Norway N-0116

Item 2(c)	Citizenship:

Norway

Item 2(d)	Title of Class of Securities:

Common Stock, par value $.001 per share (the “Shares”).

Item 2(e)	CUSIP Number:

74266R104

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
a.	☐ Broker or dealer registered under Section 15 of the Act;

b.	☐ Bank as defined in Section 3(a)(6) of the Act;

c.	☐ Insurance company as defined in Section 3(a)(19) of the Act;

d.	☐ Investment company registered under Section 8 of the Investment Company Act of 1940;

e.	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

f.	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

g.	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

h.	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

Page	4	of	6	Pages
i.	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

j.	☑ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

k.	☐ Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ___

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

As of February 16, 2010, the Reporting Person may be deemed the beneficial owner of 8,789,015 Shares.

Item 4(b)	Percent of Class:

The number of Shares of which the Reporting Person may be deemed to be the beneficial owner constitutes approximately 14.15% of the total number of Shares outstanding.

Item 4(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote:	8,789,015
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	8,789,015
(iv)	Shared power to dispose or to direct the disposition of	0

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Page	5	of	6	Pages

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:
          By signing below the Reporting Person certifies that, to the best of such person’s knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.
          By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to broker/dealers is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

Page	6	of	6	Pages
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 16, 2010	RS PLATOU MARKETS AS
	By:	/s/ Christian Fodstad
		Name:	Christian Fodstad
		Title:	Compliance Officer